FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1   Name and Address of Company:

JED Oil Inc. (“JED”)

P.O. Box 1420, 1601 - 15th Ave.

Didsbury, AB  T0M 0W0

ITEM 2   Date of Material Change:

January 7, 2009

ITEM 3   News Release:

A press release was issued on January 8, 2009 via Business Wire (including CNN Matthews).

ITEM 4   Summary of Material Change:

JED announced that it received a notice from NYSE Alternext USA Inc., formerly the American Stock Exchange, (the “Exchange”) that JED’s appeal had been denied and JED’s common shares would be delisted.

ITEM 5   Full Description of Material Change:

JED announced that it had received a notice on January 7, 2009 from the Exchange that JED’s appeal to a Listing Qualifications Panel of the Exchange’s Committee on Securities (the “Panel”) of the previously announced determination by the staff of the Corporate Compliance Department of NYSE Regulations, Inc. to prohibit the continued listing of JED’s common shares on the Exchange and to initiate delisting proceedings has been denied, and the Panel unanimously affirmed the determination to delist the common shares of JED.  The notice further stated that the Exchange will suspend trading of JEDs common shares as soon as practical and file an application with the Securities and Exchange Commission to strike JED’s common shares from listing and registration on the Exchange.  JED has 15 days from January 7, 2009 to request an appeal of the full Committee on Securities  JED does not intend to request a further appeal.  JED expects its common shares to begin to trade on the OTC Bulletin Board shortly after being delisted from the Exchange.

ITEM 6   Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

ITEM 7   Omitted Information:

Not applicable.

ITEM 8   Executive Officer:

Marcia L. Johnston, Q.C.

Vice-President, Legal & Corporate Affairs
(403) 335-2105

ITEM 9   Date of Report:

Dated at Didsbury, Alberta on January 8, 2009.